John P. Breedlove
April 20, 2015	Vice President, General Counsel & Corporate Secretary
Mr. Daniel F. Duchovny	Imation Corp.
Special Counsel	1 Imation Way
Office of Mergers and Acquisitions	Oakdale, MN 55128
United States Securities and Exchange Commission
Division of Corporation Finance	jpbreedlove@imation.com
100 F Street, NE	651-704-3006 phone
Washington, D.C. 20549-3628	651-704-7845 fax

RE:	Imation Corp.

Additional Definitive Materials on Schedule 14A

Filed April 10, 2015

File No. 001-14310

Dear Mr. Duchovny:

On behalf of Imation Corp. (“Imation” or “the Company”), this letter is in reply to your comment letter dated April 13, 2015 with respect to the above referenced Additional Definitive Materials on Schedule 14A. Our responses are set forth below following the text of each comment contained in your letter.

Comment

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide us the support for the following:

•	Your statement that the company “has made significant progress towards [your] goal of driving revenue growth in [your] Tiered Storage and Security (TSS) business and delivering continued positive cash flow in [your] legacy optical tape and media businesses.”

Response

The Company believes it has an adequate factual foundation for its statements regarding progress towards its goal of driving revenue growth in its TSS business and delivering continued positive cash flow in its legacy optical tape and media businesses. TSS revenue in the second half of 2014 increased by 4.5 percent over the same period in 2013, and TSS revenue in the fourth quarter of 2014 increased by 10.1 percent over the same period in 2014. The Company expects revenue

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 2

from the Storage and Security Solutions products category within its TSS business unit to continue to grow in 2015. The Company has consistently remarked that its legacy businesses have provided positive cash flows to the Company. Operating income from the Consumer Storage and Accessories segment (“CSA”) was $19.3 million for the year ended December 31, 2014 as reported in our 2014 Form 10-K. Please refer to A-1 of the supplementally provided materials, for which confidential treatment has been requested, for the financial information regarding cash flows of the Company’s legacy optical and tape businesses.

•	Your statement that there is “value embedded” within your TSS and CSA business units.

Response

The Company believes it has an adequate factual basis for its statement regarding value embedded within its TSS and CSA business units. This has also been the view of investment banking firms that we have worked with, including our current financial advisor who is running our strategic alternatives process. We have only recently been able to separate our TSS and CSA operations into separate businesses. We believe that operating both such disparate businesses together has masked their individual strengths. The CSA business unit has strong brand recognition, including MemorexTM and TDK Life on RecordTM, and a global distribution infrastructure that provides the Company, or an acquiror, with the opportunity to leverage the platform with additional products. The TSS business unit has well-reviewed technology offerings, strong business partnerships, including with Microsoft Corp with the Company’s PC on a Stick® product line, strong and valuable patents in and around data encryption, an international scope and significant recent growth in high-growth market segments.

•	Your statement that, “[i]t appears that Clinton may be seeking to use Imation as its acquisition roll up vehicle.”

Response

The Company believes it has an adequate factual basis for its statement that the Clinton Group and its nominees (“Clinton”) appear to be looking to use the Company as its acquisition roll up vehicle. In discussions with the Company’s financial advisor, Clinton repeatedly mentioned that it saw tremendous value in the Company’s net operating losses (“NOLs”). In addition, Clinton states in its preliminary proxy statement on page 19 that it will “[e]valuate the reinvestment of excess capital to take advantage of the Company’s $348.5 million in federal net operating loss carryforwards and $383.9 million in state income tax loss carryforwards.” There are only two ways to use NOLs to achieve such value – through organic growth or through acquisitions. Because Clinton has not presented any plans involving organic growth that would be able to utilize the Company’s NOLs in a timely manner, they would have to be used in acquisitions where the Company is an acquisition vehicle to have any value. To the Company, this makes it appear that Clinton may be seeking to use Imation as its acquisition roll up vehicle.

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 3

•	Your statement that, “Clinton has provided no discussion of what this acquisition “plan” would entail – what would be the targets, pricing, size and financing (including potentially diluting equity issuances)?”

Response

As a factual matter, Clinton has not discussed with the Company or any of its representatives, nor has it provided any detail in its public filings, as to what their acquisition plan would entail, including the targets, pricing, size and financing (including potentially diluting equity issuances). That is the basis for the Company’s statement that there has been no such discussion.

•	Your statement that, “[w]e are also particularly concerned that Clinton’s plans for the Company could involve ROI Acquisition II, a blank check acquisition vehicle affiliated with Clinton discussed below.”

Response

The Company believes it has an adequate factual basis for its statement that it concerned that Clinton’s plans for the Company could involve ROI Acquisition II. In discussions with the Company’s financial advisor, Clinton has mentioned its ability to fund investment through its connection with ROI Acquisition II. There is also a need for Clinton to use ROI Acquisition II in the near future, because it will need to return the money raised from investors unless it finds a target for investment by September 20, 2015.

•	Your statement that the company is “positioned to deliver substantial growth and shareholder value.”

Response

A key component of the Company’s strategy is to invest in storage and security solutions in growing markets that deliver margins significantly higher than the total Company average. The Company believes, and has heard from analysts and investors, that a key to increasing shareholder value is delivering growth from its growth businesses. As such, the Company believes the aforementioned to be a sound and valid strategy. The Company’s revenue from the Storage and Security Solutions product category showed growth year-over-year in the fourth quarter of 2014 and is expected to achieve year-over-year growth in the first quarter of 2015. The financial results are therefore beginning to show signs of growth in these categories, and the Company has stated that it expects this to continue. The Company believes that as the financial markets gain confidence in the sustained growth, the value assigned will rise, thereby increasing shareholder value.

•	Your statement that “Microsoft’s expected release of Windows 10 later this year will be a catalyst for driving our PC-On-A-Stick revenues” (emphasis added).

Response

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 4

The Company believes that it has an adequate factual basis for its statement that Microsoft’s expected release of Windows 10 will be a catalyst for driving the Company’s PC on a Stick revenues. PC on a Stick is a registered trademark of Imation and represents a product line and a large degree of patented technology that allows enterprises to offer Microsoft Windows technology on a secure flash drive. The product is Microsoft-certified and supported. The Company has been working with large enterprise companies to conduct product trials and validation of PC on a Stick and the Company has had successful results for use with Microsoft Windows 8 and Microsoft Windows 8.1. Enterprises have, however, indicated reluctance to roll-out PC on a Stick until Microsoft releases Windows 10, which is expected in 2015. Therefore, the Company believes the release of Windows 10 will be a further catalyst for sales of its PC on a Stick product line.

Comment

2. With a view toward revised future disclosure, please tell us how the proxy contest is impeding your exploration of all value-enhancing options available.

Response

The exploration of all value enhancing options available includes the possible sale of the Company or one or more of its businesses. The proxy contest launched by Clinton has created a significant degree of uncertainty regarding the future control and direction of the Company among potential acquirors. As a result, we have been informed by our financial advisor who is running our strategic alternatives process that the proxy contest has been disruptive to that process. It requires a significant investment of time and resources by a potential acquiror to participate in this process. Potential acquirors are not willing to proceed if they believe that the Board is not committed to a potential strategic alternatives process, as discussed in the following response. In addition, there is uncertainty regarding the timing and outcome of the due diligence to be performed by Clinton if they were to be elected to half of the Board seats. Based on Clinton’s statements in its investor presentation filed with the Commission on April 13, 2015, Clinton will begin its due diligence and comprehensive review of the Company only upon the election of its three nominee Directors and their “Evaluation” and “Action Plan” would take up to ten weeks to develop. While Clinton indicates that it will not impede the Company’s pursuit of strategic alternatives, we believe that potential acquirors have been put off by the uncertainty hanging over the Company until the election is over and, if the elected, the Clinton nominees complete their due diligence review and planning process for the Company.

Comment

3. With a view toward revised future disclosure, please tell us why “[m]maintaining the current composition” of the board is “vital to ensure the strategic actions being undertaken continue to progress.”

Response

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 5

Under the direction of its Board of Directors, the Company is in the process of completing a multi-year strategic transformation that began several years ago. Based on Clinton’s disclosures, it plans to do a complete and comprehensive review of the current strategy that is expected to take months. We believe that such a de novo review will not only result in delays in completing the transformation process, but will also derail that process entirely as customers, suppliers and employees are left to wonder what path Clinton will take following its review. In addition, one of the key pieces of the Company’s transformation is the review of strategic alternatives involving the potential sale of the Company or one or more of its businesses. Clinton representatives have previously indicated to the Company and its financial advisor that they do not believe this is the right time to sell the Company. While Clinton indicates that it will not impede the Company’s pursuit of strategic alternatives, we believe that some potential acquirors will not be willing to invest the necessary time and effort to proceed until Clinton nominees complete their review following election or to face a different Board of Directors in negotiations. Finally, all six of the current Directors are fully supportive of the steps being taken to complete the transformation of the Company, including the review of strategic alternatives, and are committed to seeing it completed. The Company believes that if the Clinton nominees comprised half of the Board of Directors, there would be a significantly lower probability of support among the members of the Board of Directors to complete the transformation and pursue all potential strategic alternatives.

Comment

4. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please tell us, or disclose, the factual foundation for such assertions or revise these statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note several statements where you describe Clinton’s interests over those of all shareholders as well as the following:

Response

The Company respectfully notes the Staff’s comment. The Company is mindful of Rule 14a-9 and will avoid making statements in any soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without a reasonable factual foundation.

The Company believes it has a reasonable basis for believing that Clinton is seeking to serve its own special interest over those of all shareholders. As discussed above, we believe that Clinton’s stated desire to use the Company’s NOLs would involve an acquisition strategy that could present special opportunities for Clinton that are not available to other shareholders. We believe that this is a reasonable concern in light of the lack of any specific details in the Clinton Proxy Materials regarding Clinton’s acquisition plans. We also note that Mr. De Perio has requested in settlement negotiations that he be named non-Executive Chairman and that he and Mr. Fernander be named as chairs and control four of the Company’s Board committees. Under applicable corporate law and the Company’s charter documents, all such appointments are to be made by

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 6

the entire Board of Directors based on a determination of what is in the best interests of all of the Company’s shareholders, not by the owner of approximately 4 percent of the Company’s shares. We also note that, in their public filings, Clinton has indicated that there could be possible roles to play for all three of the Clinton nominees in the executive management of the Company if they are elected to the Board, at some level of compensation that is undisclosed and will be set by the Company’s Compensation Committee which the Clinton nominees desire to chair and control.

•	Your reference to Clinton’s nominees as “nearsighted individuals with self-serving interests.”

Response

The Company respectfully notes the Staff’s comment and will refrain from using the term “nearsighted” in future. As explained in the immediately preceding response, the Company believes it has a reasonable basis and has adequately disclosed its reasons for stating that Clinton’s nominees have self-serving interests.

•	Your statement that the Clinton nominees have “highly questionable backgrounds.”

Response

The Company respectfully notes the Staff’s comment and will refrain from using the term “highly” in the future. The Company believes it has a reasonable basis and has adequately disclosed its reasons for its belief that that Clinton’s nominees have questionable backgrounds.

•	Your statement that Mr. Fernander left his position at Gnodal “under highly suspicious circumstances.”

Response

The Company respectfully notes the Staff’s comment and will refrain from using the terms “highly suspicious” in the future.

•	Your implication that Mr. DePerio’s service on the board of Overland Storage was the sole reason that company’s stock price decreased during his service.

Response

The Company did not intend to imply that that Mr. DePerio’s service on the Board of Directors of Overland Storage was the “sole” reason that company’s stock price decreased during his service. The Company will be more precise in its future filings when it describes Mr. De Perio’s role on the Board of Directors of Overland Storage.

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 7

Comment

5. Please explain, with a view toward revised disclosure, your stated belief that Clinton “is seeking to take control” of the company. Assuming Clinton’s nominees are elected, they would constitute only half of the board.

Response

The statement that Clinton is “seeking to take control” of the Company is based on several factors. First, if the three Clinton nominees are elected by shareholders, those currently in control of the Company’s Board of Directors will no longer be in control. Even assuming that the three current Imation Directors decide to stay on the Board for some time following the election, which is a questionable assumption, there will be a three/three split on the Board, and therefore the current Directors who remain on the Board following the election will no longer be in a position of control.

Second, notwithstanding statements made by Clinton that they look forward to working with the three remaining Imation Directors, Clinton has demonstrated no interest to date in working with the current Imation Directors. Rather, they have rebuffed all such efforts by Imation and declined to offer any substantive plans or suggestions for the current Board to consider or even discuss. In light of the many negative statements made by Clinton regarding their view of the current Board and the steps that they would take to penalize the current Directors if elected to the Board (e.g., freezing all director compensation until the shareholder derivative suit is concluded, which could take more than a year), we expect this will be a very difficult working relationship and, we believe, one intended by Clinton to cause one or more of the current Imation Directors to step down prior to the end of their current terms, immediately giving Clinton a majority of the Board seats.

Finally, our attempted efforts to settle this matter with Clinton have made it clear that they are seeking control. Specifically, in its most recent settlement offer to the Company involving the replacement of two Imation Directors with two Clinton Directors, Mr. De Perio demanded that he be named Non-Executive Chairman of the Board. In addition, Mr. De Perio demanded that he and Mr. Fernander be named to chair and to constitute a majority of four Board committees: the Compensation Committee, the Nominating and Governance Committee, a new Alternatives and Capital Allocation Committee that would oversee Imation’s current review of strategic alternatives and the execution of any restructuring alternatives, and a new Disk Storage Committee to oversee the strategy and management of the Company’s Nexsan, Ironkey and mobile security businesses. These changes would, in effect, allow two Clinton Directors to effectively gain control of the Board through the Board’s governance structure and processes, including critical processes involving Imation’s review of strategic alternatives and future direction. The actions of these committees will not be subject to approval by the entire Board for certain types of matters, and in other matters it would be difficult from a governance perspective for the Board of Directors to override the actions taken and recommendations made by these

Mr. Duchovny
United States Securities and Exchange Commission
April 20, 2015
Page 8

committees. We also understand that Mr. De Perio made a statement in connection with this settlement offer to the effect that Clinton would need to control the agenda if it agreed to less than three seats on the Board.

Comment

6. We note in your business background description of Barry Kasoff, the statement, “[i]s this the type of future we want for Imation?” Please disclose or provide us with additional support for this referenced statement. In this regard, it is unclear how past events unrelated to Imation are indicative of future performance with respect to Imation.

Response

The Company respectfully submits that, with respect to evaluating potential nominees, the Board of Directors looks at, among other factors, past experience and track record to determine whether a nominee is a suitable candidate. Here, the Company believes the experience of Mr. Kasoff and Mr. De Perio on the Board of Directors of EveryWare Global is of particular significance because EveryWare Global is a public company and was acquired by a blank check company established by Clinton. The Company will be more precise in its future filings in the way it states this concern.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at 651-704-3006.

Sincerely,

/s/ John P. Breedlove
John P. Breedlove
Vice President, General Counsel & Corporate Secretary